Exhibit 99.1

Contact: Steve Rush, Marketing Manager 502-410-1397 steve.rush@lightyear.net Porter, LeVay & Rose, Inc. Marlon Nurse, D.M., V.P. – Investor Relations 212-564-4700 marlon@plrinvest.com

LIGHTYEAR NETWORK SOLUTIONS REPORTS INCREASED
REVENUE AND GROSS MARGINS FOR FIRST QUARTER 2011

-   Revenues Increase 65% to $18.6 Million-
-  Gross Margins Increase 81% to $6.6 Million-

LOUISVILLE, KY, May 13, 2011 - Lightyear Network Solutions, Inc. (OTCBB:LYNS),  a provider of telecommunications services to business and residential customers throughout North America, local and long distance service, wireless services, conferencing, enhanced Internet services and Voice over Internet Protocol (VoIP), today announced its financial results for the first quarter 2011 ended March 31, 2011.  Results for the first quarter of 2011 include Lightyear’s acquisition of SouthEast Telephone, which was completed on October 1, 2010.

Financial highlights for the first quarter include:
•	Revenue of $18.6 million for the first quarter 2011 increased 65.3% from $11.3 million in the year-ago quarter;
•	Gross profit of $6.6 million increased 80.7% over the first quarter 2010;
•	Gross profit margins increased 300 basis points for the quarter to 35.4% from 32.4% in the year-ago quarter;
•	Loss from operations reduced to $581 thousand from $930 thousand in the year-ago quarter;
•
EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) improved to a loss of  $161 thousand compared with  an EBITDA loss of $870 thousand in the year-ago first quarter;  Net loss of $336 thousand compared with a net loss of $1.3 million in the year-ago first quarter;

•	Net loss to common stockholders, including $375 thousand of cumulative preferred stock dividends, was $711 thousand, and compared with a net loss of $1.3 million in the year-ago first quarter;
•	Net loss per common share, including the cumulative preferred stock dividends, was $0.03 for the quarter, and compared with a net loss of $0.09 per share for the year-ago first quarter.

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Stephen M. Lochmueller, CEO of Lightyear said, “Our results for the quarter were favorably impacted by our acquisition of SouthEast Telephone, which has already had a significant impact on our financial results on revenue and gross profit.  It provided us with additional network infrastructure that is enabling us to lower costs on our existing business.  We have already implemented a number of steps that will provide us the ability to lower our operating costs.  We expect to continue to see improvements in our operating efficiencies as we realize the full benefits of our integration with SouthEast Telephone.

Mr. Lochmueller continued, “We currently have approximately 60,000 customers with a significant concentration in 5 states, providing us strong regional customer concentrations in contiguous operating areas, along with operating efficiencies.  With a large number of customers in the rural markets, we believe we have a significant amount of upside potential to provide our portfolio of services.”

“While the first quarter has historically been our weakest quarter, we produced several positive results.   Since becoming a public company, this was  our first year- over- year quarterly revenue growth in the core company, demonstrating that our sales and product approaches are correctly tuned for the market.  This improved revenue base  provides us a good foundation for the remainder of the year. Our first quarter was affected by several charges totaling approximately $477 thousand that were taken in the first quarter, and which we do not expect to recur, ” he continued.

Mr. Lochmueller concluded, “We are pleased with our company’s progress and expect continued growth in 2011.”

About Lightyear Network Solutions, Inc.
Through its wholly owned subsidiaries, Lightyear Network Solutions provides telecommunication services to large, medium and small businesses and to residential consumers throughout North America. Lightyear’s product offerings include local PRI and digital T1, enhanced Internet services, MPLS, Ethernet, Voice over Internet Protocol (VoIP), local and long distance service, and conferencing. Lightyear also offers wireless services to customers in the U.S. through wholesale contracts with multiple wireless providers. Lightyear built its own VoIP network in 2004 to enhance its product offerings and has partnered with some of the most prominent names in telecom including: Sprint, Verizon, AT&T, Level 3, PAETEC, CenturyLink, XO Communications, Intelliverse, BroadSoft, Cisco and ADTRAN. Lightyear Network Solutions is headquartered in Louisville, Ky. Additional information can be found at: www.lightyear.net.

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Forward-Looking Statements
This press release contains "forward-looking statements" for purposes of the Securities and Exchange Commission's "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 under the Securities Exchange Act of 1934.  These forward-looking statements are subject to various risks and uncertainties that could cause Lightyear’s actual results to differ materially from those currently anticipated.  These forward-looking statements may include, without limitation, statements about our marketing and acquisition opportunities, business strategies, competition, expected activities and expenditures as we pursue our business plan.  Although we believe that the expectations reflected in any forward-looking statements are reasonable, the risks and uncertainties which could cause our actual results to differ materially from those currently anticipated includes changes in market conditions, our ability to integrate acquired operations, the ability to obtain additional financing on satisfactory terms, customer acceptance of products, regulatory issues, competitive factors, or other business circumstances and risk factors described in our filings with the Securities and Exchange Commission.  Lightyear undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this press release.

Lightyear Network Solutions, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	As of
	March 31,	December 31,
	2011	2010
	(unaudited)
Assets

Current Assets:
Cash	$770,673	$1,009,209
Accounts receivable, net	6,103,184	6,150,424
Vendor deposits	1,885,746	1,686,911
Inventories, net	455,616	333,555
Deferred tax asset - current portion, net	-	56,939
Prepaid expenses and other current assets	2,230,324	2,287,875

Total Current Assets	11,445,543	11,524,913

Property and equipment, net	7,263,215	7,202,904
Intangible assets, net	2,626,664	2,763,666
Other assets	318,126	311,482

Total Assets	$21,653,548	$21,802,965

Liabilities and Stockholders' Deficiency

Current Liabilities:
Accounts payable	$6,594,102	$7,160,116
Interest payable - related parties	63,206	113,818
Accrued agent commissions	602,894	569,833
Accrued agent commissions - related parties	15,254	25,036
Deferred revenue	2,064,614	2,017,188
Other liabilities	2,360,808	1,886,224
Other liabilities - related parties	133,221	97,383
Short term borrowings	-	320,428
Current portion of notes payable	1,036,462	529,899
Current portion of capital lease obligations	316,346	348,178
Current portion of obligations payable - related parties	1,000,000	-

Total Current Liabilities	14,186,907	13,068,103
Notes payable, non-current portion	3,591,556	2,227,987
Capital lease obligation, non-current portion	925,398	985,871
Obligations payable - related parties, non-current portion	5,250,000	7,250,000
Deferred tax liability, non-current portion, net	326,683	507,422

Total Liabilities	24,280,544	24,039,383

Commitments and contingencies	-	-

Stockholders' Deficiency:
Preferred stock, $.001 par value; 9,500,000 shares authorized;
9,500,000 shares issued and outstanding at
March 31, 2011 and December 31, 2010; aggregate liquidation
preference of $20,470,027 at March 31, 2011	9,500	9,500
Common stock, $.001 par value; 70,000,000 shares authorized;
21,644,312 and 20,306,292 shares issued and outstanding at
March 31, 2011 and December 31, 2010, respectively	21,644	20,306
Notes and receivables from affiliate	(13,666,653)	(13,478,920)
Additional paid-in capital	9,029,592	8,898,069
Retained earnings	1,978,921	2,314,627

Total Stockholders' Deficiency	(2,626,996)	(2,236,418)

Total Liabilities and Stockholders' Deficiency	$21,653,548	$21,802,965

Lightyear Network Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations

(unaudited)

	For The Three Months
	Ended March 31,
	2011	2010

Revenues	$18,630,391	$11,267,695

Cost of revenues	12,042,114	7,622,442

Gross Profit	6,588,277	3,645,253

Operating Expenses
Commission expense	1,554,142	1,174,176
Commission expense - related parties	38,053	78,217
Bad debt expense	309,737	395,523
Transaction expenses	-	356,087
Selling, general and administrative expenses	4,847,699	2,510,846

Total Operating Expenses	6,749,631	4,514,849

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)	(161,354)	(869,596)

Depreciation and amortization	420,076	60,396

Loss From Operations	(581,430)	(929,992)

Other Income (Expense)
Interest income	7,992	13,368
Interest income - related parties	187,733	-
Interest expense	(82,596)	(1,069)
Interest expense - related parties	(100,428)	(202,892)
Amortization of deferred financing costs	-	(68,423)
Amortization of deferred financing costs
- related parties	-	(69,345)
Amortization of debt discount - related parties	-	(100,860)
Change in fair value of derivative liabilities
- related parties	-	83,097
Other income	109,223	-

Total Other Income (Expense)	121,924	(346,124)

Loss before income taxes	(459,506)	(1,276,116)
Income tax benefit	123,800	-

Net Loss	(335,706)	(1,276,116)

Cumulative Preferred Stock Dividends	(374,796)	-

Loss Attributable to Common Stockholders	$(710,502)	$(1,276,116)

Net Loss Per Common Share - Basic and Diluted	$(0.03)	$(0.09)
Weighted Average Number of Common Shares Outstanding
- Basic and Diluted	20,587,544	14,568,156

Lightyear Network Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows

(unaudited)

	For The
	Three Months Ended March 31,
	2011	2010
Cash Flows From Operating Activities
Net loss	$(335,706)	$(1,276,116)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	420,076	60,396
Provision for bad debt expense	309,737	395,523
Stock-based compensation	132,861	-
Interest income from affiliate	(187,733)	-
Amortization of deferred financing costs	-	68,423
Amortization of deferred financing costs - related party	-	69,345
Amortization of debt discount - related party	-	100,860
Change in fair value of derivative liabilities - related party	-	(83,097)
Deferred taxes	(123,800)	-
Gain on sale of fixed asset	(109,315)	-
Changes in operating assets and liabilities:
Accounts receivable	(262,497)	(114,738)
Other assets	(6,644)	(7,160)
Vendor deposits	(198,835)	164,999
Inventories	(122,061)	15,669
Prepaid expenses and other current assets	57,551	(37,476)
Accounts payable	(566,014)	(1,210,273)
Interest payable - related parties	(50,612)	89,751
Accrued agent commissions	33,061	(6,994)
Accrued agent commissions - related parties	(9,782)	(32)
Deferred revenue	47,426	1,165
Other liabilities	474,584	248,283
Other liabilities - related parties	35,838	34,827

Total Adjustments	(126,159)	(210,529)

Net Cash Used in Operating Activities	(461,865)	(1,486,645)

Cash Flows From Investing Activities
Purchases of property and equipment	(425,331)	(12,758)
Proceeds from sale of fixed asset	191,261	-

Net Cash Used in Investing Activities	(234,070)	(12,758)

Cash Flows From Financing Activities
Repayments of obligations payable - related parties	(1,000,000)	-
Repayments of capital lease obligations	(92,305)	(10,526)
Repayments of short term borrowings	(320,428)	-
Repayments of notes payable	(129,868)	-
Proceeds from notes payable	2,000,000	-
Proceeds from obligations payable - related parties, net [1]	-	1,826,980
Payments of deferred debt financing costs	-	(94,300)

Net Cash Provided by Financing Activities	457,399	1,722,154

Net (Decrease) Increase In Cash	(238,536)	222,751

Cash - Beginning	1,009,209	440

Cash - Ending	$770,673	$223,191

Lightyear Network Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows--Continued

(unaudited)

	For The
	Three Months Ended March 31,
	2011	2010
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$229,483	$113,143

Non-cash financing activites:
Forgiveness of indebtedness to Former Parent	$-	$25,292,175
Stock issued in exchange for note receivable	$-	$5,149,980

[1]	Face value of obligations payable to Former Parent of $2,099,980, less selling commissions withheld of $273,000 during the three months ended March 31, 2010.